UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2025

Commission File Number: 001-42724

Rich Sparkle Holdings Limited

(Registrant’s Name)

Portion 2, 12th Floor, The Center,

99 Queen’s Road Central,

Hong Kong

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒            Form 40-F ☐

Rich Sparkle Holdings Limited 2025 Equity Incentive Plan

On July 25, 2025, the Board of Directors of Rich Sparkle Holdings Limited approved and adopted the Rich Sparkle Holdings Limited 2025 Equity Incentive Plan (the “2025 Equity Incentive Plan”), which became effective on the same date. Attached as Exhibit 99.1 to this Form 6-K is the 2025 Equity Incentive Plan.

Exhibits.

Exhibit No.	Description
99.1	Rich Sparkle Holdings Limited 2025 Equity Incentive Plan

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Rich Sparkle Holdings Limited

Date: July 28, 2025	By:	/s/ Tsz Keung, CHAN
	Name:	Tsz Keung, CHAN
	Title:	Chief Executive Officer

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